Contact

www.linkedin.com/in/aaronpolsky
(LinkedIn)

Top Skills

Cocktails
Bartending
Food & Beverage

Aaron Polsky

Founder at LiveWire Vinepair Spirits Professional of the Year / Wine Enthusiast 40 under 40 / Eater Young Gun / Food & Wine Top 10 Tastemakers to Watch

Los Angeles Metropolitan Area

Summary

14 years of experience in hospitality. Harvard & Stone, Eleven Madison Park, Milk and Honey. Food & Wine 10 Tastemakers to watch 2018, Eater Young Guns 2017.

Experience

LiveWire

Founder
July 2019 - Present (3 years 2 months)
Los Angeles, California, United States

As a career bartender, I set out to solve the problem of consumer access to leading bartenders and the problem of earning stagnation in our industry. LiveWire is now available in over 400 outlets nationwide, and brings bartender-crafted cocktails into consumers' hands and homes.

Harvard & Stone

Bar Manager
March 2016 - August 2019 (3 years 6 months)

Education

New York University

Bachelor's degree, Music · (2005 - 2009)